Exhibit 99.1

MOVANO INC.
Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Movano Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Movano Inc. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Baker Tilly US, LLP

San Francisco, California

April 9, 2025, except for the effects of the October 10, 2025 reverse stock split discussed in Note 2, as to which the date is December 19, 2025

We served as the Company’s auditor from 2019 to 2024

Movano Inc.
Consolidated Balance Sheets
(in thousands, except share and per share data)

	Year Ended December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$7,902	$6,118
Payroll tax credit, current portion	52	450
Vendor deposits	28	399
Inventory	2,046	1,114
Prepaid expenses and other current assets	362	442
Total current assets	10,390	8,523
Property and equipment, net	213	342
Payroll tax credit, noncurrent portion	—	169
Other assets	717	387
Total assets	$11,320	$9,421

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,016	$3,118
Deferred revenue	36	1,252
Other current liabilities	1,393	1,529
Total current liabilities	3,445	5,899
Noncurrent liabilities:
Early exercised stock option liability	—	23
Other noncurrent liabilities	520	50
Total noncurrent liabilities	520	73
Total liabilities	3,965	5,972

Commitments and contingencies (Note 10)

Stockholders’ equity:
Preferred stock, $0.0001 par value, 5,000,000 shares authorized at December 31, 2024 and 2023; no shares issued and outstanding at December 31, 2024 and 2023	—	—
Common stock, $0.0001 par value, 500,000,000 and 150,000,000 shares authorized at December 31, 2024 and 2023, respectively; 684,029 and 372,322 shares issued and outstanding at December 31, 2024 and 2023, respectively	10	6
Additional paid-in capital	155,452	127,823
Accumulated deficit	(148,107)	(124,380)
Total stockholders’ equity	7,355	3,449
Total liabilities and stockholders’ equity	$11,320	$9,421

See accompanying notes to consolidated financial statements.

Movano Inc.
Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except share and per share data)

	Year Ended December 31,
	2024	2023
Revenue	$1,013	$—

OPERATING EXPENSES:
Cost of revenue	3,007	—
Research and development	11,195	16,893
Sales, general and administrative	11,033	12,797
Total operating expenses	25,235	29,690

Loss from operations	(24,222)	(29,690)

Other income (expense), net:
Interest and other income, net	495	407
Other income (expense), net	495	407

Net loss and total comprehensive loss	$(23,727)	$(29,283)

Net loss per share, basic and diluted	$(39.39)	$(95.09)

Weighted average shares used in computing net loss per share, basic and diluted	602,333	307,969

See accompanying notes to consolidated financial statements.

Movano Inc.
Consolidated Statements of Stockholders’ Equity
(In thousands, except share data)

	Common Stock		Additional Paid-In	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit	Equity
Balance at December 31, 2022	224,397	$3	$103,009	$(95,097)	$7,915
Stock-based compensation	—	—	2,980	—	2,980
Issuance of common stock upon February 2023 public offering, net of issuance costs	35,604	1	5,179	—	5,180
Issuance of warrants upon February 2023 public offering	—	—	1,473	—	1,473
Issuance of common stock upon June 2023 public offering, net of issuance costs	61,333	1	8,065	—	8,066
Issuance of common stock upon November 2023 public offering, net of issuance costs	32,471	1	3,568	—	3,569
Issuance of common stock	16,878	—	3,203	—	3,203
Issuance of common stock upon exercise of options	1,639	—	109	—	109
Issuance of common stock warrant	—	—	124	—	124
Vesting of early exercised stock options	—	—	113	—	113
Net loss	—	—	—	(29,283)	(29,283)
Balance at December 31, 2023	372,322	$6	$127,823	$(124,380)	$3,449
Stock-based compensation	—	—	3,225	—	3,225
Issuance of common stock in April 2024 sale	280,690	4	12,890	—	12,894
Issuance of pre-funded warrants in April 2024 sale	—	—	980	—	980
Issuance of common stock warrants in April 2024 sale	—	—	8,756	—	8,756
Issuance of common stock warrants	—	—	60	—	60
Issuance of common stock	30,750	—	1,680	—	1,680
Issuance of common stock upon exercise of options	267	—	15	—	15
Vesting of early exercised stock options	—	—	23	—	23
Net loss	—	—	—	(23,727)	(23,727)
Balance at December 31, 2024	684,029	$10	$155,452	$(148,107)	$7,355

See accompanying notes to consolidated financial statements.

Movano Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(23,727)	$(29,283)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	166	158
Stock-based compensation	3,225	2,980
Noncash lease expense	246	224
Non-cash compensation related to common stock warrants issued to strategic advisory group	60	—
Loss on disposal of property and equipment	2	13
Changes in operating assets and liabilities:
Payroll tax credit	567	427
Inventory	(932)	(1,114)
Prepaid expenses, vendor deposits and other current assets	451	(209)
Other assets	(14)	(41)
Accounts payable	(1,096)	2,555
Deferred revenue	(1,216)	1,252
Other current and noncurrent liabilities	(265)	(3,139)
Net cash used in operating activities	(22,533)	(26,177)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(8)	(64)
Net cash used in investing activities	(8)	(64)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock and warrants upon February 2023 public offering, net of issuance costs	—	6,653
Issuance of common stock upon June 2023 public offering, net of issuance costs	—	8,066
Issuance of common stock upon November 2023 public offering, net of issuance costs	—	3,569
Issuance of common stock, pre-funded warrants and common stock warrants in April 2024 sale, net of issuance costs	22,630	—
Issuance of common stock, net of issuance costs	1,680	3,203
Issuance of common stock upon exercise of stock options	15	109
Net cash provided by financing activities	24,325	21,600

Net increase/(decrease) in cash and cash equivalents	1,784	(4,641)
Cash and cash equivalents at beginning of period	6,118	10,759
Cash and cash equivalents at end of period	$7,902	$6,118

NONCASH INVESTING AND FINANCING ACTIVITIES:
Vesting of common stock issued upon early exercise	$23	$113
Warrants issued upon February 2023 public offering	$—	$1,473
Issuance of common stock warrant	$—	$124
Issuance of common stock warrants in April 2024 sale	$8,756	$—
Right of use asset recorded for operating lease liability	$544	$—
Right of use asset recorded for equipment finance lease	$—	$50

See accompanying notes to consolidated financial statements.

Movano Inc.
Notes to Consolidated Financial Statements

Note 1 — Business Organization, Nature of Operations

Movano Inc., dba Movano Health (the “Company”, “Movano”, “Movano Health”, “we”, “us” or “our”), was incorporated in Delaware on January 30, 2018 as Maestro Sensors Inc. and changed its name to Movano Inc. on August 3, 2018. The Company is a technology company and is developing a platform to deliver purpose-driven healthcare solutions to bring medical-grade, high-quality data to the forefront of consumer health devices.

The Company’s solutions provide vital health information, including heart rate, heart rate variability (“HRV”), sleep, respiration rate, temperature, SpO2, steps, and calories as well as glucose and blood pressure data, in a variety of form factors to meet individual style needs and give users actionable feedback to improve their quality of life.

On April 28, 2021, the Company established Movano Ireland Limited, organized under the laws of Ireland, as a wholly owned subsidiary of the Company. Operations and activity at the wholly owned subsidiary were not significant for the years ended December 31, 2024 and 2023, respectively.

The Company has incurred losses from operations and has generated negative cash flows from operating activities since inception. The Company expects to continue to incur net losses for the foreseeable future as it continues the development of its technology. The Company’s ultimate success depends on the outcome of its research and development and commercialization activities, for which it expects to incur additional losses in the future. Through December 31, 2024, the Company has relied primarily on the proceeds from equity offerings to finance its operations. Through December 31, 2024, the Company has received gross proceeds of approximately $7.5 million from an at-the-market issuance program, and an aggregate offering price amount of approximately $42.5 million remains available to be issued. (See Note 7.) The Company expects to require additional financing to fund its future planned operations, including research and development and commercialization of its products. The Company will likely raise additional capital through the issuance of equity, borrowings, or strategic alliances with partner companies. However, if such financing is not available at adequate levels, the Company would need to reevaluate its operating plans.

Liquidity and Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred significant losses and has an accumulated deficit of $148.1 million as of December 31, 2024. The Company anticipates incurring additional losses until such time, if ever, that it can generate significant sales. The Company’s existence is dependent upon management’s ability to obtain additional funding sources. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

Adequate additional financing may not be available to the Company on acceptable terms, or at all. If the Company is unable to raise additional capital and/or enter into strategic alliances when needed or on attractive terms, it would be forced to delay, reduce, or eliminate its product or any commercialization efforts. There can be no assurance that the Company’s efforts will result in the resolution of the Company’s liquidity needs. The accompanying consolidated financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The Company has prepared the accompanying consolidated financial statements in accordance with GAAP.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the reporting periods.

Movano Inc.
Notes to Consolidated Financial Statements

Note 2 — Summary of Significant Accounting Policies (cont.)

Significant estimates and assumptions reflected in these consolidated financial statements include the fair value of stock options and warrants and income taxes. Estimates are periodically reviewed considering changes in circumstances, facts, and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates or assumptions.

Reverse Stock Splits

On October 29, 2024, the Company completed a 1-for-15 reverse stock split of its issued and outstanding common stock. As a result of the reverse stock split, each share of common stock issued and outstanding immediately prior to October 29, 2024 was automatically reclassified and converted into one-fifteenth (1/15th) of a share of common stock (the “2024 Reverse Stock Split”).

On October 10, 2025, the Company completed a 1-for-10 reverse stock split of its issued and outstanding common stock. As a result of the reverse stock split, each share of common stock issued and outstanding immediately prior to October 10, 2025 was automatically reclassified and converted into one-tenth (1/10th) of a share of common stock (the “2025 Reverse Stock Split”, and together with the 2024 Reverse Stock Split, the “Reverse Stock Splits”).

The Reverse Stock Splits affected all common stockholders uniformly and did not alter any stockholder’s percentage interest in the Company’s equity, except to the extent that the reverse stock split resulted in a stockholder of record owning a fractional share. In the 2024 Reverse Stock Split, stockholders of record who were otherwise entitled to receive a fractional share, instead automatically had their fractional shares rounded up to the next whole share. No cash was issued for fractional shares as part of the 2024 Reverse Stock Split. In the 2025 Reverse Stock Split, stockholders of record who were otherwise entitled to receive a fractional share, instead received cash in lieu of such fractional share equal to such fraction multiplied by the average of the closing sales prices of the Movano common stock on the Nasdaq during regular trading hours for the ten consecutive trading days immediately preceding the effective date of the 2025 Reverse Stock Split (with such average closing sales prices being adjusted to give effect to the reverse stock split).

The Reverse Stock Splits did not change the par value of the common stock or the authorized number of shares of common stock. Proportionate adjustments were made to the exercise prices and the number of shares underlying the Company’s equity plans and grants thereunder, as applicable. Additionally, proportionate adjustments were made to the exercise prices and the number of shares underlying all outstanding warrants, as required by the terms of these securities.

All common share and per-share amounts in these consolidated financial statements have been retroactively restated to reflect the effect of the Reverse Stock Splits.

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company views its operations and manages its business as a single operating and reportable segment. The Company’s chief operating decision maker (“CODM”), the Chief Executive Officer, allocates resources and assesses performance based upon consolidated financial information, which includes net loss and comprehensive loss as the reported measure of segment profit or loss. The CODM reviews and utilizes functional expenses (cost of revenue, research and development, and sales, general and administrative) at the consolidated level to manage the Company’s operations. The other segment item included in net loss and comprehensive loss is interest and other income, net which is reflected in the consolidated statements of operations and comprehensive loss. Revenues from the sale of the Evie Ring have only been generated in the United States. No asset information has been provided for the segment as the CODM does not regularly review asset information.

Movano Inc.
Notes to Consolidated Financial Statements

Note 2 — Summary of Significant Accounting Policies (cont.)

Cash, Cash Equivalents and Short-term Investments

The Company invests its excess cash primarily in money market funds, commercial paper and short-term debt securities. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2024 and 2023, the Company did not hold any short-term investments.

Concentrations of Credit Risk and Off-Balance Sheet Risk

Cash and cash equivalents are financial instruments that are potentially subject to concentrations of credit risk. Substantially all cash and cash equivalents are held in United States financial institutions. Cash equivalents consist of interest-bearing money market accounts and institutional money market funds. The amounts deposited in the money market accounts exceed federally insured limits. Further, the Company has amounts in excess of federally insured limits as of December 31, 2024 at one financial institution that totaled approximately $0.5 million. The Company has not experienced any losses related to this account and believes the associated credit risk to be minimal due to the financial condition of the depository institutions in which those deposits are held.

The Company is dependent on third-party manufacturers to supply products for research and development activities. These programs could be adversely affected by a significant interruption in the supply of such materials.

The Company has no financial instruments with off-balance sheet risk of loss.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets were primarily comprised of prepaid expenses and other current receivables.

Inventory

Inventory, which consists of raw materials and finished goods, is stated at the lower of cost or net realizable value. Cost comprises purchase price and incidental expenses incurred in bringing the inventory to its present location and condition. Cost is computed using the weighted-average cost method.

The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimate net realized value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Software Development Costs

Costs related to software development are included in research and development expense until the point that technological feasibility is reached, which, for the Company’s product, will be shortly before the product is released to manufacturing. Once technological feasibility is reached, such costs are capitalized and amortized to cost of revenue over the estimated lives of the product. During the years ended December 31, 2024 and 2023, no development costs were capitalized.

Impairment of Long-Lived Assets

The Company reviews the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.

Movano Inc.
Notes to Consolidated Financial Statements

Note 2 — Summary of Significant Accounting Policies (cont.)

Revenue

The Company recognizes revenue from contracts with customers upon transfer of control of promised goods or services at the transaction price which reflects the consideration the Company expects to be entitled in exchange for those goods or services. The transaction price is calculated as selling price net of variable consideration which may include estimates for future returns and sales incentives related to current period product revenue.

The Company generates revenue from the sale of Evie Rings, portable chargers and charging cables, ring sizers, and mobile applications. As part of the purchase, customers also receive customer support and future unspecified software updates. These items are collectively referred to as the Evie Ring Elements, each of which is distinct and a separate performance obligation.

During the year ended December 31, 2023 the Company began taking pre-orders for the Evie Ring Elements but did not deliver any Evie Rings as of December 31, 2023. During the year ended December 31, 2024 the Company transferred the control of the Evie Ring Elements to the customers. The Company recognizes revenue when control is transferred to the customer in an amount that reflects the net consideration to which the Company expects to be entitled.

In determining how revenue should be recognized, a five-step process is used which includes identifying the contract, identifying the distinct performance obligations, determining the transaction price, allocating the transaction price to each distinct performance obligation, and determining the timing of revenue recognition for each distinct performance obligation.

For each contract, the Company considers the obligation to transfer the Evie Ring Elements, each of which are distinct, to be separate performance obligations.

Transaction price for the Evie Ring Elements reflects the net consideration to which the Company expects to be entitled. Transaction price is based on the sales price. The Company includes an estimate of variable consideration in the calculation of the transaction price at the time of sale. Variable consideration primarily includes product return provisions. The Company classifies the product return provisions as liabilities in the consolidated balance sheet.

The adequacy of the estimates for the variable consideration is reviewed at each reporting date. If the actual amount of consideration differs from the estimates, the Company would adjust the estimates, impacting revenue in the period that such variances become known. If any of the judgments were to change, this change could cause a material increase or decrease in the amount of revenue reported in a particular period.

The Company allocates the transaction price to each performance obligation using the relative standalone selling price (“SSP”) for each distinct good or service in the contract. When available, the Company uses observable prices to determine SSP. When observable prices are not available, SSPs are established that reflect the Company’s best estimates of what the selling prices of the performance obligations would be if they were sold regularly on a stand-alone basis. The Company’s process for estimating SSPs without observable prices considers multiple factors that may vary depending upon the unique facts and circumstances related to each performance obligation including, where applicable, prices charged by the Company for similar offerings, market trends in the pricing for similar offerings, product-specific business objectives and the estimated cost to provide the performance obligation.

Revenue associated with the Evie Ring, portable charger, charging cable, ring sizer, and mobile application performance obligations is recognized upon delivery to customers. The performance obligation for the embedded right to receive, on a when-and-if-available basis, customer support and future unspecified software updates, is recognized to revenue on a straight-line basis over the estimated life of the product and is not material in the periods presented. The Company allocates revenue and any related discounts to these performance obligations based on their relative SSPs. Because the Company lacks observable prices for the undelivered performance obligations, the allocation of revenue is based on the Company’s estimated SSPs.

Movano Inc.
Notes to Consolidated Financial Statements

Note 2 — Summary of Significant Accounting Policies (cont.)

The Company offers limited rights of return for a 60-day right of return, whereby customers may return the Evie Ring Elements.

The Company records revenue from the sales of the Evie Ring Elements upon transfer of control of the distinct Evie Ring Elements to the customer. The Company typically determines transfer of control for the Evie Ring Elements based on when the product is delivered, or when the customer has obtained the significant risks and reward of ownership. The future unspecified software updates and customer support that the Company offers are separate performance obligations, and revenue is recognized over time on a ratable basis.

The sales of the Evie Ring Elements include an assurance warranty.

Contract balances represent amounts presented in the consolidated balance sheets when the Company has transferred goods or services to the customer, or the customer has paid consideration to the Company under the contract. Customer payments are made up-front upon the purchase of products and services. The Company has no accounts receivable as of December 31, 2024, December 31, 2023, or December 31, 2022, respectively. There were no contract assets at December 31, 2024, 2023, or 2022, respectively.

The Company records a contract liability for deferred revenue when cash payments from customers are received prior to the transfer of control or satisfaction of the related performance obligations. Deferred revenue at December 31, 2024, December 31, 2023, and December 31, 2022 was $36,000, $1.3 million and $0, respectively. During the years ended December 31, 2024 and 2023, deferred revenue of $1.3 million and $0, respectively, was recognized in revenue. However, returns during the years ended December 31, 2024 and 2023, offset the recognition of revenue, which resulted in $1.0 million and $0 of revenue during the years ended December 31, 2024 and 2023, respectively.

The Company offers limited rights of return for a 60-day right of return, whereby customers may return the Evie Ring Elements. The Company’s estimate of future returns requires significant judgement. The Company estimates reserves based on data specific to each reporting period and historical trends to date. The estimate is adjusted each period for actual returns received. The returns reserve is recorded as a reduction of revenue and recognized in other current liabilities. As of December 31, 2024, December 31, 2023, and December 31, 2022, the balance of product return provisions included in other current liabilities is $0.1 million, $0 and $0, respectively.

The Company collects sales taxes at the point of sale and remits the taxes to the proper state authorities. Sales tax is excluded from the measurement of the transaction price.

Shipping and handling costs are incurred as part of fulfillment activities with customers and are included as a component of cost of revenue.

Costs of Revenue

Costs of revenue consists primarily of material costs, freight charges, purchasing and receiving costs, inspection costs, customer support, data hosting services and other costs, which are directly attributable to the production of the Company’s product. Write-down of inventory to lower of cost or net realizable value is also recorded in cost of goods sold.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expenses were $0.3 million for the year ending December 31, 2024 and $1.4 million for the year ended December 31, 2023. These costs are included in “Sales, general and administrative expenses” in the accompanying consolidated statements of operations and comprehensive loss.

Movano Inc.
Notes to Consolidated Financial Statements

Note 2 — Summary of Significant Accounting Policies (cont.)

Research and Development

Research and development costs are expensed as incurred and consist of salaries and benefits, stock-based compensation expense, lab supplies and facility costs, as well as fees paid to other nonemployees and entities that conduct certain research and development activities on the Company’s behalf.

Stock-Based Compensation

The Company measures equity classified stock-based awards granted to employees, directors, and nonemployees based on the estimated fair value on the date of grant and recognizes compensation expense of those awards on a straight-line basis over the requisite service period, which is generally the vesting period of the respective award. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model. This valuation model for stock-based compensation expense requires the Company to make assumptions and judgments about the variables used in the calculation including the expected term, the volatility of the Company’s common stock, and an assumed risk-free interest rate. The Company accounts for forfeitures as they occur.

Common Stock Warrants

The Company assesses each warrant to determine if it meets the characteristics of a liability or a derivative, and if the warrant does meet the characteristics of a liability or a derivative, the warrant is measured at fair value. The derivative liabilities are remeasured at each period end, on a recurring basis, to the estimated fair value with the changes in fair value reflected as current period income or loss until the warrant is exercised, extinguished, or expires. If the warrant does not meet the characteristics of a liability or a derivative, the warrant is classified as equity and recorded at its fair value on the date of issuance. The fair value of warrants is estimated using appropriate pricing models based on the nature and characteristics of the underlying warrants.

Leases

The Company determines if an arrangement is a lease or implicitly contains a lease at inception based on the lease definition, and if the lease is classified as an operating lease or finance lease in accordance with Accounting Standards Codification 842, Leases (“ASC 842”). Operating and finance leases are included in right-of-use (“ROU”) assets and lease liabilities in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term. Lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at commencement date for existing leases based on the present value of lease payments over the lease term using an estimated discount rate.

For leases which do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments over a similar term. In determining the estimated incremental borrowing rate, the Company considers relevant banking rates and the Company’s costs incurred for underwriting discounts and financing costs in its previous equity financings. The ROU assets also include any lease payments made and exclude lease incentives. For operating leases, lease expense is recognized on a straight-line basis over the lease term. Lease and non-lease components within a contract are generally accounted for separately. Short-term leases of twelve months or less, if any. are expensed as incurred which approximates the straight-line basis due to the short-term nature of the leases.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial statement and tax basis of assets and liabilities and net operating loss and credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. As the Company maintained a full valuation allowance against its deferred tax assets, the changes resulted in no provision or benefit from income taxes during the years ended December 31, 2024 and 2023.

Movano Inc.
Notes to Consolidated Financial Statements

Note 2 — Summary of Significant Accounting Policies (cont.)

The Company accounts for unrecognized tax benefits using a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The Company establishes a liability for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. The Company records an income tax liability, if any, for the difference between the benefit recognized and measured and the tax position taken or expected to be taken on the Company’s tax returns. To the extent that the assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made. The liability is adjusted considering changing facts and circumstances, such as the outcome of a tax audit. The provision for income taxes includes the impact of liability provisions and changes to the liability that are considered appropriate. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Net Loss Per Share

Basic net loss per share is calculated by dividing the net loss by the weighted average number of shares of common stock outstanding during the period, without consideration for common stock equivalents. The weighted average number of common shares used in calculating basic and diluted net loss per share includes the weighted-average pre-funded common stock warrants outstanding during the period as they are exercisable at any time for nominal cash consideration. Diluted net loss per share is the same as basic net loss per share since the effects of potentially dilutive securities are antidilutive.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU updates annual and interim reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance. The Company adopted this ASU on December 31, 2024, and applied the amendments retrospectively to all prior periods presented in our consolidated financial statements. For further discussion, refer to the Segment Information section in Note 2 “Summary of Significant Accounting Policies.”

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which amends the guidance in ASC 740, Income Taxes. The pronouncement is intended to improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The pronouncement’s amendments are effective for public business entities for annual periods beginning after December 15, 2024. The Company will adopt this guidance on a prospective basis and is currently evaluating the impact of the pronouncement but does not expect any material impacts upon adoption.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, to require disclosure, in the notes to financial statements, of specified information about certain costs and expenses. The effective date for the standard is for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the effects adoption of this guidance will have on the consolidated financial statements.

Movano Inc.
Notes to Consolidated Financial Statements

Note 3 — FAIR VALUE MEASUREMENTS

Financial assets and liabilities are recorded at fair value. The Company uses a three-level hierarchy, which prioritizes, within the measurement of fair value, the use of market-based information over entity-specific information for fair value measurements based on the nature of inputs used in the valuation of an asset or liability as of the measurement date. Fair value focuses on an exit price and is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risk associated with investing in those financial instruments.

A three-tier fair value hierarchy is used to prioritize the inputs in measuring fair value as follows:

Level 1	—	Quoted prices in active markets for identical assets or liabilities.

Level 2	—	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable, either directly or indirectly.

Level 3	—	Significant unobservable inputs that cannot be corroborated by market data.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company’s Level 1 financial assets are money market funds whose fair values are based on quoted market prices. The carrying amounts of prepaid expenses and other current assets, payroll tax credit, vendor deposits, inventory, accounts payable, deferred revenue, and other current liabilities approximate fair value due to the short-term nature of these instruments.

The following tables provide a summary of the assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2024 and 2023 (in thousands).

	December 31, 2024
	Fair Value	Level 1	Level 2	Level 3
Cash equivalents:
Money market funds	$7,158	$7,158	$—	$—
Total cash equivalents	$7,158	$7,158	$—	$—

	December 31, 2023
	Fair Value	Level 1	Level 2	Level 3
Cash equivalents:
Money market funds	$4,393	$4,393	$—	$—
Total cash equivalents	$4,393	$4,393	$—	$—

Note 4 — CASH and CASH EQUIVALENTS

Cash and cash equivalents consist of the following (in thousands):

	December 31,
	2024	2023
Cash and cash equivalents:
Cash	$744	$1,725
Money market funds	7,158	4,393
Total cash and cash equivalents	$7,902	$6,118

Movano Inc.
Notes to Consolidated Financial Statements

Note 5 — BALANCE SHEET COMPONENTS

Inventory, as of December 31, 2024 and 2023, consisted of the following (in thousands):

	December 31,
	2024	2023
Raw materials	$1,845	$1,114
Finished goods	201	—
Total inventory	$2,046	$1,114

Property and equipment, net, as of December 31, 2024 and 2023, consisted of the following (in thousands):

	December 31,
	2024	2023
Office equipment and furniture	$260	$266
Software	144	144
Test equipment	310	310
Total property and equipment	714	720
Less: accumulated depreciation	(501)	(378)
Total property and equipment, net	$213	$342

Total depreciation and amortization expense related to property and equipment for the years ended December 31, 2024 and 2023 was approximately $130,000 and $158,000, respectively.

Note 6 — Other Current Liabilities

Other current liabilities as of December 31, 2024 and 2023 consisted of the following (in thousands):

	December 31,
	2024	2023
Accrued compensation	$324	$299
Accrued research and development	235	461
Accrued vacation	307	246
Accrued severance payment	—	5
Lease liabilities, current portion	186	217
Other	341	301
	$1,393	$1,529

Note 7 — Common Stock

As of December 31, 2024 and 2023, the Company was authorized to issue 500,000,000 and 150,000,000 shares of common stock, respectively, with a par value of $0.0001 per share. As of December 31, 2024 and 2023, 684,029 and 372,322 shares were outstanding, respectively.

On July 9, 2024, the Company filed a Certificate of Amendment to its Third Amended and Restated Certificate of Incorporation increasing the number of authorized shares of common stock from 150,000,000 to 500,000,000 shares.

On October 29, 2024, the Company completed a 1-for-15 reverse stock split of its issued and outstanding common stock. As a result of the reverse stock split, each share of common stock issued and outstanding immediately prior to October 29, 2024 were automatically reclassified and converted into one-fifteenth (1/15th) of a share of common stock.

On October 10, 2025, the Company completed a 1-for-10 reverse stock split of its issued and outstanding common stock. As a result of the reverse stock split, each share of common stock issued and outstanding immediately prior to October 10, 2025 was automatically reclassified and converted into one-tenth (1/10th) of a share of common stock.

Movano Inc.
Notes to Consolidated Financial Statements

Note 7 — Common Stock (cont.)

January and February 2023 Issuance of Common Stock

On February 6, 2023, the Company completed a $7.5 million underwritten public offering of 35,604 shares of its common stock and warrants to purchase up to 17,802 shares of common stock, including the full exercise of the underwriter’s overallotment option. The warrants were offered at the rate of one warrant for every two shares of purchased common stock and are exercisable at a price per share of $235.50 (See Note 8). The public offering price per share, before the underwriters’ discount and commissions, for each share of common stock and accompanying warrant was $210.00. The Company used the relative fair value method to allocate the gross proceeds of approximately $7.5 million between the common stock and the warrants. The net proceeds from the offering were approximately $6.7 million after the deduction of underwriting discounts, commissions and other offering expenses that were approximately $0.8 million. The Company recorded the fair value of the warrants of $1.5 million as additional costs of issuance, thus reducing the net proceeds of $6.7 million to $5.2 million as presented in the accompanying consolidated statements of stockholders’ equity.

June 2023 Issuance of Common Stock

On June 15, 2023, the Company completed a $9.2 million underwritten public offering of 61,333 shares of its common stock, including the full exercise of the underwriter’s overallotment option. The public offering price per share, before the underwriters’ discount and commissions, for each share of common stock was $150.00. The net proceeds from the offering were approximately $8.1 million after the deduction of underwriting discounts, commissions and other offering expenses that were approximately $1.1 million.

November 2023 Issuance of Common Stock

On November 17, 2023, the Company completed a $4.1 million underwritten public offering of 32,471 shares of its common stock, including the full exercise of the underwriter’s overallotment option. The public offering price per share, before the underwriters’ discount and commissions, for each share of common stock was $127.50. The net proceeds from the offering were approximately $3.6 million after the deduction of underwriting discounts, commissions and other offering expenses that were approximately $0.5 million.

April 2024 Issuance of Common Stock

On April 2, 2024, the Company entered into a securities purchase agreement for the private placement of an aggregate of 301,584 units with each unit consisting of (1) one share of the Company’s common stock or at the election of the purchaser, a pre-funded warrant to purchase one share of common stock, and (2) one warrant to purchase one share of common stock. The purchase price paid for each unit was $80.00. Certain directors and officers participated in the transaction and purchased 1,918 of the units at an offering price of $84.80 per unit.

The gross proceeds of the April 2024 Private Placement were approximately $24.1 million, before deducting offering fees and expenses of approximately $1.5 million. The April 2024 Private Placement closed on April 5, 2024. Common stock shares of 280,690 were issued.

At-the-Market Issuance of Common Stock

On August 15, 2022, the Company entered into an At-the-Market Issuance Agreement (the “Issuance Agreement”) with B. Riley Securities, Inc. (the “Sales Agent”). Pursuant to the terms of the Issuance Agreement, the Company may sell from time to time through the Sales Agent shares of the Company’s common stock having an aggregate offering price of up to $50,000,000 (the “Shares”). Sales of Shares, if any, may be made by means of transactions that are deemed to be “at the market” offerings as defined in Rule 415 under the Securities Act, including block trades, ordinary brokers’ transactions on the Nasdaq Capital Market or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices or by any other method permitted by law.

Movano Inc.
Notes to Consolidated Financial Statements

Note 7 — Common Stock (cont.)

Under the terms of the Issuance Agreement, the Company may also sell Shares to the Sales Agent as principal for its own accounts at a price to be agreed upon at the time of sale. Any sale of Shares to the Sales Agent as principal would be pursuant to the terms of a separate terms agreement between the Company and the Sales Agent.

The Company has no obligation to sell any of the Shares under the Issuance Agreement and may at any time suspend solicitation and offers under the Issuance Agreement.

In June 2024, the Company replaced B. Riley Securities with Jones Trading as the Sales Agent for the Issuance Agreement.

During the year ended December 31, 2024, the Company issued and sold an aggregate of 30,583 shares of common stock through the Issuance Agreement at a weighted-average public offering price of $61.90 per share and received net proceeds of $1.7 million. During the year ended December 31, 2023, the Company issued and sold an aggregate of 16,878 shares of common stock through the Issuance Agreement at a weighted-average public offering price of $196.50 per share and received net proceeds of $3.2 million. As of December 31, 2024, an aggregate offering price amount of approximately $42.5 million remains available to be issued and sold under the Issuance Agreement.

Common Stock Reserved for Future Issuance

Common stock reserved for future issuance at December 31, 2024 is summarized as follows:

December 31, 2024
Warrants to purchase common stock	356,517
Stock options outstanding	72,140
Stock options available for future grants	83,494
Total	512,151

Note 8 — Common Stock Warrants

Preferred A and B Placement Warrants

During May 2024, the Board approved the amendment of 1,957 Preferred A Placement Warrants and 3,098 Preferred B Placement Warrants to extend the maturity to April 2025. The maturity of the Series A Placement Warrants were previously extended by amendment in February 2023, September 2023, and November 2023. The Company assessed the accounting treatment of the warrant amendments and determined that the amendments are modifications for accounting purposes. The Company determined the modifications had an insignificant impact on the consolidated financial statements.

January and February 2023 Warrants

In connection with the sale of common stock during January and February 2023, the Company issued warrants to purchase shares of common stock to common stockholders and to the underwriter for 15,480 and 2,322 shares, respectively. The warrants are exercisable upon issuance at $235.50 per share and have a 5-year term.

Beginning with the one-year anniversary of the issuance dates, the Company may redeem the outstanding warrants in whole or in part at $37.50 per warrant at any time after the date on which (i) the closing price of the Company’s common stock has equaled or exceeded $730.50 for ten consecutive trading days and (ii) the daily trading volume of the Company’s common stock has exceeded 667 shares on each of ten trading days. A minimum of thirty days prior written notice of redemption is required.

Movano Inc.
Notes to Consolidated Financial Statements

Note 8 — Common Stock Warrants (cont.)

August 2023 Warrants

In August 2023, the Company issued warrants to purchase 1,345 shares of common stock to a third-party professional services firm.

April 2024 Pre-funded and Common Stock Warrants

On April 2, 2024, the Company entered into a securities purchase agreement for the private placement of an aggregate of 301,584 units with each unit consisting of (1) one share of the Company’s common stock or at the election of the purchaser, a pre-funded warrant to purchase one share of common stock, and (2) one warrant to purchase one share of common stock. The purchase price paid for each unit was $80.00. Certain directors and officers participated in the transaction and purchased 1,918 of the units at an offering price of $84.80 per unit.

Pre-funded warrants totaling 20,994 shares were issued. Each pre-funded warrant has an exercise price equal to $0.15 per share or calculated pursuant to the cashless exercise provision. The pre-funded warrants were immediately exercisable on the date of issuance and do not expire.

Warrants totaling 301,584 shares were issued. Each warrant that was issued to holders other than the Company’s officers and directors has an exercise price equal to $61.10 per share or calculated pursuant to the cashless exercise provision. The warrants issued to the Company’s officers and directors have an exercise price equal to $66.00 or calculated pursuant to the cashless exercise provision. The warrants were exercisable immediately and expire on the fifth anniversary of the initial exercise date of the warrant. After April 4, 2025, the warrants may be redeemed in whole or in part at the option of the Company with at least thirty days’ notice to the holder of the warrant, which notice may not be given before, but may be given at any time after the date on which (i) the closing price of the Company’s common stock has equaled or exceeded $750.00 for ten consecutive trading days and (ii) the daily trading volume of the common stock has exceeded 667 shares on each of such ten trading days. The redemption price is $3.80 per warrant share.

August 2024 Common Stock Warrants

On August 14, 2024, in connection with a strategic advisory agreement, the Company issued warrants to purchase 2,211 shares of the Company’s common stock (the “August 2024 Warrants”). The August 2024 Warrants have a five-year term and an exercise price of $61.10 per share. The August 2024 Warrants may be exercised at any time prior to the expiration date of August 14, 2029. Each outstanding August 2024 Warrant not exercised on or before the expiration date will become void. The August 2024 Warrants are not subject to restrictions on transfers and each holder is permitted to transfer the August 2024 Warrants. The August 2024 Warrants can be exercised on a cashless basis at the option of the holder.

The following is a summary of the Company’s warrant activity for the years ended December 31, 2024 and 2023:

Warrant Issuance	Issuance	Exercise Price	Outstanding, December 31, 2023	Granted	Exercised	Canceled/ Expired	Outstanding, December 31, 2024	Expiration
Preferred A Placement Warrants	March and April 2018 and August 2019	$210.00	1,957	—	—	—	1,957	April 2025
Preferred B Placement Warrants	April 2019	$315.00	3,098	—	—	—	3,098	April 2025
Convertible Notes Placement Warrants	August 2020	$385.50	1,146	—	—	—	1,146	August 2025
Underwriter Warrants	March 2021	$900.00	6,380	—	—	—	6,380	March 2026
January 2023 warrants	Janauary 2023	$235.50	15,480	—	—	—	15,480	January 2028
February 2023 warrants	February 2023	$235.50	2,322	—	—	—	2,322	February 2028
August 2023 warrants	August 2023	$186.00	1,345	—	—	—	1,345	August 2028

Movano Inc.
Notes to Consolidated Financial Statements

Note 8 — Common Stock Warrants (cont.)

Warrant Issuance	Issuance	Exercise Price	Outstanding, December 31, 2023	Granted	Exercised	Canceled/ Expired	Outstanding, December 31, 2024	Expiration
April 2024 Pre-Funded warrants	April 2024	$0.15	—	20,994	—	—	20,994	April 2029
April 2024 warrants	April 2024	$61.10	—	301,584	—	—	301,584	April 2029
August 2024 warrants	August 2024	$61.10	—	2,211	—	—	2,211	August 2029
			31,728	324,789	—	—	356,517

Warrant Issuance	Issuance	Exercise Price	Outstanding, December 31, 2022	Granted	Exercised	Canceled/ Expired	Outstanding, December 31, 2023	Expiration
Preferred A Placement Warrants	March and April 2018 and August 2019	$210.00	1,957	—	—	—	1,957	April 2024
Preferred A Lead Investor Warrants	February 2021	$1.875	350	—	—	(350)	—	March 2023
Preferred B Placement Warrants	April 2019	$315.00	3,098	—	—	—	3,098	April 2024
Convertible Notes Placement Warrants	August 2020	$385.50	1,146	—	—	—	1,146	August 2025
Underwriter Warrants	March 2021	$900.00	6,380	—	—	—	6,380	March 2026
January 2023 warrants	January 2023	$235.50	—	15,480	—	—	15,480	January 2028
February 2023 warrants	February 2023	$235.50	—	2,322	—	—	2,322	February 2028
August 2023 warrants	August 2023	$186.00	—	1,345	—	—	1,345	August 2028
			12,931	19,147	—	(350)	31,728

Warrants Classified as Equity

All of the Company’s outstanding warrants are classified as equity instruments since they do not meet the characteristics of a liability or a derivative and are recorded at fair value on the date of issuance.

January and February 2023 Warrants

The warrants are classified as an equity instrument because they are both indexed to the Company’s own stock and classified in stockholders’ equity. The fair value of the warrants was estimated using a Monte Carlo simulation approach. Subsequent changes in fair value are not recognized as long as the warrants continue to be classified in equity. The fair value at the issuance date was calculated utilizing the Monte Carlo univariate pricing model, which simulates a distribution of stock prices for Movano throughout the remaining performance period, based on certain assumptions of stock price behavior.

The following major assumptions were used: (1) the stock price of the Company follows a geometric Brownian motion; (2) the daily stock price for the Company is simulated until the termination date using a volatility estimate based on term-match daily stock price returns of peer companies; and (3) the valuation is done under a risk-neutral framework using the term-matched zero-coupon risk-free interest rate.

The major inputs were:

Issuance Date
Dividend yield	—%
Expected volatility	60.83%
Risk-free interest rate	3.54%
Expected life	5.0 years
Valuation date common stock price	$208.50

Movano Inc.
Notes to Consolidated Financial Statements

Note 8 — Common Stock Warrants (cont.)

The fair value of the January and February 2023 warrants at the issuance date is approximately $1.5 million.

August 2023 Warrants

The warrants are classified as equity instruments since they do not meet the characteristics of a liability or a derivative and are recorded at fair value on the date of issuance using the Black-Scholes option pricing model. The amount of the fair value was insignificant.

April 2024 Warrants

The warrants were recorded on a relative fair value basis at the date of issuance using the Black-Scholes model, which was recorded as a debit to issuance costs and a credit to additional paid-in capital on the consolidated balance sheets. The warrants are not remeasured in future periods as the warrants meet the conditions for equity classification. The relative fair value of the April 2024 Pre-funded warrants was $1.0 million and the relative fair value of the April 2024 Warrants at the issuance date was $8.8 million.

The following assumptions were used to calculate the fair value of the pre-funded and common stock warrants at issuance date:

Expected term	5.0 years
Expected volatility	59.5%
Risk-free interest rate	4.4%
Expected dividends	0.0%

August 2024 Warrants

The warrants are classified as equity instruments since they do not meet the characteristics of a liability or a derivative and are recorded at fair value on the date of issuance using the Black-Scholes option pricing model with the following assumptions to determine the fair value of the August 2024 Warrants as of August 14, 2024:

Expected term	5.0 years
Expected volatility	60.83%
Risk-free interest rate	3.67%
Expected dividends	0.0%

Note 9 — Stock-based Compensation

2019 Equity Incentive Plan

Effective as of November 18, 2019, the Company adopted the 2019 Omnibus Incentive Plan (“2019 Plan”) administered by the Board. The 2019 Plan provides for the issuance of incentive stock options, non-statutory stock options, and restricted stock awards, for the purchase of up to a total of 26,667 shares of the Company’s common stock to employees, directors, and consultants and replaces the previous plan. The Board or a committee of the Board has the authority to determine the amount, type, and terms of each award. The options granted under the 2019 Plan generally have a contractual term of ten years and a vesting term of four years with a one-year cliff. The exercise price for options granted under the 2019 Plan must generally be at least equal to 100% of the fair value of the Company’s common stock at the date of grant, as determined by the Board. The incentive stock options granted under the 2019 Plan to 10% or greater stockholders must have an exercise price at least equal to 110% of the fair value of the Company’s common stock at the date of grant, as determined by the Board, and have a contractual term of ten years.

As of March 25, 2021, the 2019 Plan was amended and restated as a result of which the aggregate number of shares of common stock that may be issued pursuant to the 2019 Plan was increased from 40,000 to 49,333.

Movano Inc.
Notes to Consolidated Financial Statements

Note 9 — Stock-based Compensation (cont.)

On April 15, 2022, the Board approved, subject to stockholder approval, an increase in the aggregate number of shares of common stock that may be issued pursuant to the 2019 Plan from 49,333 to 89,333. On June 21, 2022, the stockholders approved this increase.

On May 15, 2024, the Board approved, subject to stockholder approval, an increase in the aggregate number of shares of common stock that may be issued pursuant to the 2019 Plan from 89,333 to 156,000. On July 9, 2024, the stockholders approved this increase.

As of December 31, 2024, the Company had 71,333 shares available for future grant under the 2019 Plan.

2021 Employment Inducement Plan

On September 15, 2021 the Company’s Board adopted the Movano, Inc. 2021 Inducement Award Plan (the “Inducement Plan”) without stockholder approval pursuant to Rule 5635(c)(4) of the Nasdaq Stock Market LLC listing rules (“Rule 5635(c)(4)”). In accordance with Rule 5635(c)(4), awards under the Inducement Plan may only be made to a newly hired employee who has not previously been a member of the Company’s Board, or an employee who is being rehired following a bona fide period of non-employment by the Company or a subsidiary, as a material inducement to the employee’s entering into employment with the Company or its subsidiary. An aggregate of 13,333 shares of the Company’s common stock have been reserved for issuance under the Inducement Plan.

As of December 31, 2024, the Company had 12,161 shares available for future grant under the Inducement Plan.

Stock Options

Stock option activity for the years ended December 31, 2024 and 2023 was as follows (in thousands, except share, per share, and remaining life data):

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life	Intrinsic Value
Outstanding at December 31, 2022	46,132	$351.00	8.2 years	$2,034
Granted	10,736	$184.50
Exercised	(1,639)	$66.00
Cancelled	(5,573)	$399.00
Outstanding at December 31, 2023	49,656	$319.50	7.1 years	$726
Granted	29,195	$70.40
Exercised	(267)	$57.00
Cancelled	(6,444)	$329.30
Outstanding at December 31, 2024	72,140	$219.80	7.2 years	$11

Exercisable as of December 31, 2024	62,694	$213.40	7.0 years	$—

Vested and expected to vest as of December 31, 2024	72,140	$219.80	7.2 years	$11

The weighted-average grant date fair value of options granted during the years ended December 31, 2024, and 2023 was $35.70 and $111.00 per share, respectively. During the years ended December 31, 2024 and 2023, 267 and 1,639 options were exercised for proceeds of $15,200 and $109,000, respectively. The fair value of the 35,779 and 13,391 options that vested during the years ended December 31, 2024 and 2023 was approximately $3.2 million and $3.1 million, respectively.

Movano Inc.
Notes to Consolidated Financial Statements

Note 9 — Stock-based Compensation (cont.)

The Company estimated the fair value of stock options using the Black-Scholes option pricing model. The fair value of the stock options was estimated using the following weighted average assumptions for the years ended December 31, 2024 and 2023.

	Year Ended December 31,
	2024	2023
Dividend yield	—%	—%
Expected volatility	52.04%	61.55%
Risk-free interest rate	4.27%	3.77%
Expected life	4.96 years	5.98 years

Dividend Rate — The expected dividend rate was assumed to be zero, as the Company had not previously paid dividends on common stock and has no current plans to do so.

Expected Volatility — The expected volatility was derived from the historical stock volatilities of several public companies within the Company’s industry that the Company considers to be comparable to the business over a period equivalent to the expected term of the stock option grants.

Risk-Free Interest Rate — The risk-free interest rate is based on the interest yield in effect at the date of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the option’s expected term.

Expected Term — The expected term represents the period that the Company’s stock options are expected to be outstanding. The expected term of option grants that are considered to be “plain vanilla” are determined using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options. For other option grants not considered to be “plain vanilla,” the Company determined the expected term to be the contractual life of the options.

Forfeiture Rate — The Company recognizes forfeitures when they occur.

The Company has recorded stock-based compensation expense for the years ended December 31, 2024 and 2023 related to the issuance of stock option awards to employees and nonemployees in the consolidated statement of operations and comprehensive loss as follows:

	Year Ended December 31,
	2024	2023
Cost of revenue	$41	$—
Research and development	1,107	940
Sales, general and administrative	2,077	2,040
	$3,225	$2,980

As of December 31, 2024, unamortized compensation expense related to unvested stock options was approximately $1.3 million, which is expected to be recognized over a weighted average period of 1.6 years.

Note 10 — Commitments and Contingencies

Operating Leases

As of December 31, 2024, the Company has lease agreements for the Corporate headquarters and laboratory space.

On June 19, 2024, the Company executed the third amendment to the original corporate office and facilities lease. The purpose of the amendment was to extend the lease term of the facilities consisting of (i) 5,798 square feet and (ii) 1,890 rentable square feet within the building located at 6800 Koll Center Parkway, Pleasanton, CA. The extended lease term commences on October 1, 2024 and ends on December 31, 2027 with one option to extend the lease for three years. The monthly base rent will be approximately $20,000, with a rent abatement for the first three months of the lease term.

Movano Inc.
Notes to Consolidated Financial Statements

Note 10 — Commitments and Contingencies (cont.)

The lease amendment was accounted for as a lease modification. The right-of-use asset and operating lease liability for the existing premises were remeasured at the modification date, which resulted in an increase of $0.5 million to both the right-of-use asset and operating lease liabilities.

Finance Lease

On November 22, 2023, the Company executed a lease agreement for equipment. The lease term is 36 months, and the monthly payment is approximately $1,700. The lease agreement has a bargain purchase option at the end of the lease term.

The balances of the lease related accounts as of December 31, 2024 and 2023 are as follows (in thousands):

	As of December 31,
Operating and Finance leases	2024	2023
Right-of-use assets	$600	$247
Operating lease liabilities – Short-term	$169	$203
Operating lease liabilities – Long-term	$502	$15
Finance lease liabilities – Short-term	$17	$14
Finance lease liabilities – Long-term	$18	$35

Right-of-use assets are included in other assets on the consolidated balance sheets. The short-term lease liabilities and the long-term lease liabilities are included in other current liabilities and other noncurrent liabilities, respectively, on the consolidated balance sheets.

The components of lease expense and supplemental cash flow information as of and for the years ended December 31, 2024 and 2023 are as follows (in thousands):

	Year Ended December 31,
	2024	2023
Lease Cost:
Operating lease cost	$238	$261

Other Information:
Cash paid for amounts included in the measurement of lease liabilities for the year ended	$268	$243
Weighted average remaining lease term – operating leases (in years)	3.00	0.90
Average discount rate – operating leases	10.00%	10.00%
Weighted average remaining lease term – financing leases (in years)	2.10	3.00
Average discount rate – financing leases	15.08%	15.08%

Future minimum lease payments are as follows as of December 31, 2024 (in thousands):

2025	$284
2026	290
2027	280
Total lease payments	854
Less: Interest	(147)
Total lease liabilities	$707

Movano Inc.
Notes to Consolidated Financial Statements

Note 10 — Commitments and Contingencies (cont.)

Litigation

From time to time, the Company may become involved in various litigation and administrative proceedings relating to claims arising from its operations in the normal course of business. Management is not currently aware of any matters that may have a material adverse impact on the Company’s business, financial position, results of operations or cash flows.

Indemnification

The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these arrangements, the Company indemnifies, holds harmless and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent or other intellectual property infringement claim by any third party with respect to its technology. The term of these indemnification agreements is generally perpetual after the execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable because it involves claims that may be made against the Company in the future but have not yet been made. The Company has not incurred costs to defend lawsuits or settle claims related to these indemnification agreements.

The Company has entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of the individual.

No amounts associated with such indemnifications have been recorded as of December 31, 2024.

Non-cancelable Obligations

One of the Company’s contract manufacturers purchased raw materials for the benefit of the Company of $0.2 million at December 31, 2024 for which title to such materials had not transferred to the Company. The Company did not have any other non-cancelable contractual commitments as of December 31, 2024.

Royalty Commitments

The Company is required to make certain usage-based royalty payments to a vendor. The royalty amount is calculated based on the number of Evie Rings shipped, as adjusted for returns and refunds to customers, and the number of specified algorithms developed by the vendor that are included on the Evie Rings. The maximum amount of the royalty commitment is approximately $6.1 million, and the amount of the research and development expenses paid to the vendor will reduce the total royalty commitment amount. Through December 31, 2024, the Company has paid research and development expenses of approximately $0.7 million to the vendor. The amount of the royalty calculation for the years ended December 31, 2024 and 2023 was not significant.

NOTE 11 — INCOME TAXES

For the years ended December 31, 2024 and 2023, no U.S. provision or benefit for income taxes was recorded, respectively, and an insignificant amount of Ireland provision for income taxes for the years ended December 31, 2024 and 2023, respectively, was offset by credits.

Movano Inc.
Notes to Consolidated Financial Statements

NOTE 11 — INCOME TAXES (cont.)

The effective tax rate of the Company’s provision (benefit) for income taxes differs from the federal rate as follows:

	Year Ended December 31,
	2024	2023
US federal provision (benefit)
At statutory rate	21%	21%
Valuation allowance	(19)%	(23)%
Changes in stock-based compensation	(2)%	(1)%
Other	0%	3%
Effective tax rate	—	—

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2024 and 2023 are as follows (in thousands):

	2024	2023
Gross deferred tax assets:
Net operating loss carryforwards	$17,148	$13,396
Research and development credit carryforward	2,701	2,703
Capitalized research and development	7,117	5,964
Accrued bonus	59	41
Stock-based compensation	1,392	999
Lease liabilities	158	56
Other	25	12
Total gross deferred tax assets	28,600	23,171
Less valuation allowance	(28,477)	(23,101)
Total net deferred tax assets	123	70

Deferred tax liabilities:
Property and equipment	(19)	(18)
Right-of-use assets	(104)	(52)
Total deferred tax liabilities	(123)	(70)

Net deferred tax assets	$—	$—

During 2024 and 2023, the Company has maintained a valuation allowance against the net deferred tax assets due to the uncertainty surrounding the realization of those assets. The Company periodically evaluates the recoverability of the deferred tax assets and, when it is determined to be more-likely-than-not that the deferred tax assets are realizable, the valuation allowance is reduced. The valuation allowance increased by approximately $5.4 million and $7.1 million during the years ended December 31, 2024 and 2023, respectively.

As of December 31, 2024 and 2023, the Company has federal net operating loss carryforwards of approximately $82.7 million and $64.8 million, respectively, all of which do not expire. The net operating loss carryforwards may be available to offset future taxable income for income tax purposes.

As of December 31, 2024 and 2023, the Company has federal research and development (“R&D”) credit carryforwards of approximately $3.0 million and $2.4 million, respectively. The federal R&D credits begin to expire in 2039.

As of December 31, 2024 and 2023, the Company has California R&D credit carryforwards of approximately $1.8 million and $1.5 million, respectively. The California R&D credits do not expire.

Movano Inc.
Notes to Consolidated Financial Statements

NOTE 11 — INCOME TAXES (cont.)

In accordance with the 2017 Tax Act, research and experimental, or R&E, expenses under IRC Section 174 are required to be capitalized beginning in 2022. R&E expenses are required to be amortized over a period of five years for domestic expenses and 15 years for foreign expenses.

The Internal Revenue Code imposes limitations on a corporation’s ability to utilize net operating loss (“NOL”) and credit carryovers if it experiences an ownership change as defined in Section 382. In general terms, an ownership change may result from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50% over a three-year period. If an ownership change has occurred, or were to occur, utilization of the Company’s NOLs and credit carryovers could be restricted.

The Company accounts for uncertainty in income taxes pursuant to the relevant authoritative guidance. The guidance clarified the recognition of tax positions taken, or expected to be taken, on a tax return. The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain tax position will not be recognized if it has a less than 50% likelihood of being sustained. No liability related to uncertain tax positions is recorded in the financial statements.

The Company files income tax returns in the U.S. federal jurisdiction and in various states. For jurisdictions in which tax filings have been filed, all tax years remain open for examination by the federal and various state authorities for three and four years, respectively, from the date of utilization of any net operating losses or credits.

Total gross unrecognized tax benefit liabilities as of December 31, 2024 and 2023 were approximately $2.1 million and $1.2 million, respectively, related to Federal and California R&D credits. As of December 31, 2024 and 2023, the Company had no unrecognized tax benefits, which, if recognized would affect the Company’s effective tax rate due to the full valuation allowance. The Company’s policy is to classify interest and penalties related to unrecognized tax benefits as part of the income tax provision (benefit) in the statements of operations. The Company had no accrued interest and penalties related to unrecognized tax benefits as of December 31, 2024.

The following is a rollforward of the total gross unrecognized tax benefits for the years ended December 31, 2024 and 2023 (in thousands):

	Year Ended December 31,
	2024	2023
Beginning Balance	$1,234	$811
Gross Increases – Tax Position in Prior Periods	423	—
Gross Increases – Tax Position in Current Period	421	423
Ending Balance	$2,078	$1,234

Note 12 — NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS

The following table computes the computation of the basic and diluted net loss per share attributable to common stockholders during the years ended December 31, 2024 and 2023 is as follows (in thousands, except share and per share data):

	Year Ended December 31,
	2024	2023
Numerator:
Net loss	$(23,727)	$(29,283)
Denominator:
Weighted average shares used in computing net loss per share, basic and diluted	602,333	307,969
Net loss per share, basic and diluted	$(39.39)	$(95.09)

Movano Inc.
Notes to Consolidated Financial Statements

Note 12 — NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS (cont.)

The potential shares of common stock that were excluded from the computation of diluted net loss per share attributable to common stockholders for the years ended December 31, 2024 and 2023 because including them would have been antidilutive are as follows:

	Year Ended December 31,
	2024	2023
Shares subject to options to purchase common stock	72,140	49,656
Shares subject to warrants to purchase common stock	335,523	31,728
Total	407,663	81,384

For the year ended December 31, 2024, pre-funded warrants of 20,994 shares are not included in in the table above as those warrants are already included in the calculation of weighted average shares used in computing net loss per share, basic and diluted. Pre-funded warrants were not present at December 31, 2023.